Strength. Vision. Stability.

May 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE,

Washington D.C. 20549

Re: INDEPENDENCE HOLDING CO

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 16, 2020

File No. 001-32244

Dear Sir or Madam:

This letter is being furnished in response to comments contained in the letter dated May 11, 2020 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Ms. Teresa A. Herbert, Chief Financial Officer of Independence Holding Company (“IHC”), with respect to IHC’s Annual Statement on Form 10-K filed with the Commission on March 16, 2020.

The text of the Staff's comments is set forth below, followed by IHC’s responses.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Form 10-K filed with the Commission on March 16, 2020.

Form 10-K for the fiscal year ended December 31, 2019

Notes to Consolidated Financial Statements

Note 11. Policy and Benefits Claims, page 87

We note the activity in the reserves for losses and loss expenses on pages 87-88 present a favorable development of $20,294,000 for prior years losses and loss expenses including $5,879,000 in specialty health reserves and $11,681,000 in the group disability reserves; however, the tables that you present on pages 88-92 appear to depict favorable development of approximately $7.8 million for group disability reserves and $5.7M for specialty health reserves. Further, the claims paid related to prior years for both Specialty Health and Group Disability of $37.5M are significantly lower than the $54.7M shown in the rollforward table on page 87. We also note that the objective of the short-duration disclosures as outlined in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates. Please address the following:

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1.	Explain to us, and revise your disclosures in future filings to provide a more granular discussion of the differences relating the favorable assessments and claims paid noted above. It might be useful to provide a reconciliation to support your discussion.

2.	Explain to us the lines of business not included in the tables and quantify the prior year development for those lines in 2019.

3.	Explain why you do not include the lines of business identified in the preceding bullet in your tables, and provide your consideration for disclosing such information.

Response:

In this response, we have included revised Note disclosures for 2019 as recommended by your office with more granular discussions and reconciliations. These revised Note disclosures will be included in future filings. The revisions include:

(i)	the presentation of the policy benefits and claims rollforward disaggregated into four major categories (Specialty Health business, DBL and PFL business, group disability business, and all other lines) and in total. The Specialty Health, DBL and PFL business and the group disability business columns each correspond to the claims development tables and disclosures that follow the policy benefits and claims rollforward; and

(ii)	quantitative disclosures of amounts incurred related to prior years by line of business within certain categories, as defined above, that is in a tabular format and reconciles to the policy benefits and claims rollforward.

The new presentation of the policy benefits and claims rollforward quantifies prior year developments for all other lines not presented in claims development tables. All other lines consist primarily of life, other individual health products and our medical stop-loss business in run-off.

In addition, we have added language in the revised Note disclosures preceding the DBL and PFL claims development table to explain and quantify the amounts incurred and paid related to prior years that are not included in the DBL and PFL development table for reasons discussed in more detail below. These disclosures, as revised, will be included in future filings.

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Specialty Health

Most lines in the Specialty Health segment are fully developed within 5 years and as such we present the claims development table with 5 years of data. However, included in the Specialty Health segment is our occupational accident line that tends to develop over a slightly longer period. The differences between the amounts shown in the rollforward for the Specialty Health segment ($5,879,000 of favorable development incurred for prior years and $23,647,000 of amounts paid for prior years), and the amounts depicted in the 5-year Specialty Health claims development table ($5,693,000 of favorable development incurred for prior years and $23,482,000 of amounts paid for prior years) is $186,000 in amounts incurred and $165,000 of amounts paid that is primarily related to occupational accident claims for accident years prior to 2015.

DBL and PFL, and Group Disability

Our DBL and PFL business is very short tail in nature and the claim liabilities are typically developed in less than one year. Any DBL and PFL amounts incurred or paid for prior calendar years is recognized in the first few months of the following calendar reporting year. Those claims are fully developed early in the calendar year. The development table presented for DBL and PFL business depicts the claims development for amounts that are included in the benefits and claims reserves on the balance sheet date, and that ending liability for IBNR plus expected claims development is all related to the current accident year.

We revised and added additional language preceding the 2019 DBL and PFL claims development table to explain and quantify the above information as follows:

“Less than one year of claims development data is presented below for our DBL and PFL claim liabilities as claims develop in under one year. At December 31, 2019, the liability for IBNR plus expected development related to our DBL and PFL business was $22,774,000 and (i) relates entirely to the current accident year; and (ii) includes an accrual for a potential risk adjustment payment of $10,000,000 associated with the PFL rider due to expected better than industry claims experience and $2,400,000 of DBL premium refund reserves to meet the mandated minimum loss ratio requirements. Prior year favorable incurred development of $6,489,000, and amounts paid related to prior years of $13,747,000, were recognized in the first few months of the 2019 calendar year on DBL and PFL business. Claim liabilities corresponding to these amounts were fully developed early in 2019, and no liability for IBNR or expected claim development was remaining at December 31, 2019.”

After inserting the above language, the DBL and PFL claims development disclosures, together with the group disability claims development tables, reconcile to the favorable amounts incurred related to prior years as shown in the policy benefits and claims liability rollforward as follows:

DBL and PFL, now shown in policy benefits and claims rollforward	$6,489

Group disability, undiscounted	7,835
Group disability, impact of discounting	(2,643)
Group disability, discounted, now shown in policy benefits and claims rollforward	5,192

Total DBL, PFL and group disability, as previously disclosed	$11,681

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Claims Paid Related to Prior Years

After revising the presentation of the policy benefits and claims rollforward and inserting the above DBL and PFL language, the claims development disclosures and tables reconcile to the amounts paid related to prior years as shown in the policy benefits and claims liability rollforward as follows:

Specialty Health, per claims development table	$23,482
Specialty Health, payments for accident years prior to 2015	165
Specialty Health, now shown in policy benefits and claims rollforward	23,647

DBL and PFL, now disclosed in language preceding claims development table and
shown in policy benefits and claims rollforward	13,747

Group disability, per claims development table	14,001
Group disability, payments for accident years prior to 2010	1,229
Group disability, now shown in policy benefits and claims rollforward	15,230

All other lines, now shown in policy benefits and claims rollforward	2,071

Total claims, prior years, disclosed in policy benefits and claims rollforward	$54,695

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Note 11. Policy Benefits and Claims (REVISED for 2019)

Policy benefits and claims is the liability for unpaid loss and loss adjustment expenses. It is comprised of unpaid claims and estimated IBNR reserves. Summarized below are the changes in the total liability for policy benefits and claims for the periods indicated (in thousands).

	2019

	Specialty	DBL and	Group	All Other
	Health	PFL	Disability	Lines	Total

Balance at beginning of year	$38,363	$21,080	$82,222	$18,450	$160,115
Less: reinsurance recoverable	1,335	719	24,712	11,356	38,122
Net balance at beginning of year	37,028	20,361	57,510	7,094	121,993

Amount incurred, related to:
Current year	82,678	65,452	31,463	16,531	196,124
Prior years	(5,879)	(6,489)	(5,192)	(2,734)	(20,294)

Total incurred	76,799	58,963	26,271	13,797	175,830

Amount paid, related to:
Current year	49,669	42,803	11,794	11,053	115,319
Prior years	23,647	13,747	15,230	2,071	54,695

Total paid	73,316	56,550	27,024	13,124	170,014

Net balance at end of year	40,511	22,774	56,757	7,767	127,809
Plus: reinsurance recoverable	1,717	664	23,322	11,290	36,993
Balance at end of year	$42,228	$23,438	$80,079	$19,057	$164,802

Since unpaid loss and loss adjustment expenses are estimates, actual losses incurred may be more or less than the Company’s previously developed estimates and is referred to as either unfavorable or favorable development, respectively.

Net favorable development in the Specialty Health segment was comprised of the following lines of business for the period indicated (in thousands):

2019
Short-term medical	$1,850
Occupational accident	2,054
Limited Medical	474
Critical illness	325
All other lines	1,176

Total Specialty Health	$5,879

Specialty Health net favorable development occurred primarily in the short-term medical and occupational accident lines of business. Favorable development in short-term medical business was due to paid claim activity that was below anticipated levels as medical investigations were completed and the reliability of claim payment patterns at a newer claim administrator emerged. Additionally, favorable development occurred in the occupational accident line, in run-off, mainly due to some claims settling for amounts less than anticipated and due to a lower level of employer liability claims than anticipated in relation to historical levels, and favorable development in other various lines of Specialty Health business primarily due to better than expected claim development.

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The net favorable development of $6,489,000 in the DBL and PFL business is mainly due to favorable adjustments to prior year DBL premium refund reserves in addition to better than expected DBL claims experience.

Favorable development of $5,192,000 in the group disability business is primarily due to the LTD business. The LTD line experienced better than expected claim development in terms of duration and net payments.

All other lines, primarily life and other individual health products and including our medical stop-loss business in run-off, experienced favorable development of $2,734,000. The favorable development is primarily related to the group term life business due to continued improvements in experience and updated assumptions for the Paid-Up Life business.

Specialty Health Segment

The following tables provide undiscounted information about net incurred and paid claims development by accident year for significant short-duration contract liabilities for policy benefits and claims in our Specialty Health segment. All amounts are shown net of reinsurance. In addition, the tables present the total IBNR plus expected development on reported claims by accident year and the cumulative number of reported claims (in thousands, except number of reported claims). Refer to Note 1 for information on the methods we use to estimate IBNR plus expected development, as well as changes to those methodologies and assumptions. Five years of claims development data is presented for lines that are included in our Specialty Health segment since a majority of the claims are fully developed in that time. Certain information about incurred and paid claims is presented as supplementary information and unaudited where indicated.

Specialty Health Segment –Claims Development
						December 31, 2019
	Incurred Claims and Claim Adjustment Expenses, Net of Reinsurance					Incurred But	Cumulative
	For the years ended December 31,					Not Reported	Number of
Accident	2015	2016	2017	2018		Plus Expected	Reported
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	2019	Development	Claims
							(Actual)
2015	$104,497	100,988	101,241	100,642	$101,260	$293	467,232
2016		85,426	86,446	86,244	85,399	1,161	538,382
2017			87,070	77,214	77,194	1,275	628,748
2018				74,652	69,206	4,259	661,819
2019					82,926	33,257	537,636
				Total	$415,985

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Specialty Health Segment –Claims Development

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident	2015	2016	2017	2018
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	2019

2015	$70,090	94,757	97,603	99,364	$100,967
2016		45,454	78,611	82,983	84,238
2017			49,289	73,667	75,918
2018				46,574	64,947
2019					49,670

Total					$375,740

Outstanding policy benefits and claims payable before 2015, net of reinsurance					266

Total policy benefits and claims, net of reinsurance					$40,511

The claim frequency information consists of the count of claims submitted. Each claim was counted as one claim whether or not multiple claim lines were submitted with that claim, and each claim was counted whether or not it resulted in a liability. For those portions of business that did not have claim records readily available, a reasonable count assumption was made based on a comparison to the known records of a similar business type. Cumulative claim count information is not a precise tool for calculating claim severity. Factors, such as changes in provider billing practices, the mix of services, benefit designs or processing systems could impact this type of analysis. The Company does not necessarily use the cumulative number of reported claims disclosed above in its claims analysis but has provided this information to comply with accounting standards.

The following is supplementary information about the average historical policy claims duration for the Specialty Health segment as of December 31, 2019:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (unaudited)

	Year 1	Year 2	Year 3	Year 4	Year 5
Specialty Health Segment	62.7%	30.3%	3.6%	1.6%	1.6%

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The liability for policy benefits and claims associated with the Company’s health insurance lines are embedded within the Specialty Health segment. The table below summarizes the components of the change in the liability for policy benefits and claims that are specific to the health insurance claims that are included in our Specialty Health segment for the periods indicated (in thousands).

	Specialty Health Segment
	Health Insurance Claims
	2019	2018

Balance at beginning of year	$26,068	$32,904
Less: reinsurance recoverable	851	762
Net balance at beginning of year	25,217	32,142

Amount incurred, related to:
Current year	51,479	47,143
Prior years	(3,517)	(9,000)

Total incurred	47,962	38,143

Amount paid, related to:
Current year	25,738	24,422
Prior years	17,295	20,646

Total paid	43,033	45,068

Net balance at end of year	30,146	25,217
Plus: reinsurance recoverable	1,113	851
Balance at end of year	$31,259	$26,068

The liability for the IBNR plus expected development on reported claims associated with the Company’s health insurance claims was $30,146,000 at December 31, 2019.

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Group Disability, Life, DBL and PFL Segment

The following tables provide undiscounted information about net incurred and paid claims development by accident year for significant short-duration contract liabilities for policy benefits and claims related to our DBL, PFL and group disability policy claims (in thousands). All amounts are shown net of reinsurance. Refer to Note 1 for information on the methods we use to estimate IBNR plus expected development, as well as changes to those methodologies.

Less than one year of claims development data is presented below for our DBL and PFL claim liabilities as claims develop in under one year. At December 31, 2019, the liability for IBNR plus expected development related to our DBL and PFL business was $22,774,000 and (i) relates entirely to the current accident year; and (ii) includes an accrual for a potential risk adjustment payment of $10,000,000 associated with the PFL rider due to expected better than industry claims experience and $2,400,000 of DBL premium refund reserves to meet the mandated minimum loss ratio requirements. Prior year favorable incurred development of $6,489,000, and amounts paid related to prior years of $13,747,000, were recognized in the first few months of the 2019 calendar year on DBL and PFL business. Claim liabilities corresponding to these amounts were fully developed early in 2019, and no liability for IBNR or expected claim development was remaining at December 31, 2019. The cumulative number of reported claims was approximately 18,000 at December 31, 2019 and consists of the number of claims either paid or accrued.

Group disability, life, DBL and PFL Segment – DBL/PFL Claims Development
Incurred Claims and Claim Adjustment Expenses, Net of Reinsurance
For the year ended December 31,
Accident
Year		2019

2019	Total	$65,452

Group disability, life, DBL and PFL Segment – DBL/PFL Claims Development
Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance
For the year ended December 31,
Accident
Year		2019

2019	Total	$42,678

	Total policy benefits and claims, net of reinsurance	$22,774

Ten years of undiscounted claims development data is presented for our group disability contract liabilities (in thousands). In addition, total IBNR plus expected development on reported claims by accident year is presented with the cumulative number of reported claims (in thousands, except number of reported claims). Certain information about incurred and paid claims is presented as supplementary information and unaudited where indicated.

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Group disability. Life, DBL and PFL Segment – Group Disability Claims Development
											December 31, 2019
	Incurred Claims and Claim Adjustment Expenses, Net of Reinsurance										Incurred
	For the years ended December 31,										But Not Reported	Cumulative Number
Accident	2010	2011	2012	2013	2014	2015	2016	2017	2018		Plus Expected	of Reported
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	2019	Development	Claims
												(Actual)
2010	$11,990	10,561	6,263	4,245	3,965	3,030	6,599	7,239	6,938	$6,857	$-	2,311
2011		18,558	16,948	16,166	15,271	15,730	16,672	16,712	16,516	16,546	-	2,337
2012			15,356	13,708	12,187	12,177	12,585	12,472	12,161	11,883	-	2,263
2013				32,952	30,832	29,893	32,070	31,664	31,378	31,545	505	2,629
2014					16,314	13,322	14,792	14,414	14,311	14,488	165	2,783
2015						25,335	19,247	16,630	14,705	14,552	219	3,253
2016							28,450	28,568	27,359	25,988	331	3,498
2017								29,897	26,021	22,851	425	3,777
2018									29,766	26,610	1,603	3,997
2019										34,518	10,972	3,439
Total										$205,838

Group disability, life, DBL and PFL Segment – Group Disability Claims Development

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident	2010	2011	2012	2013	2014	2015	2016	2017	2018
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	2019

2010	$3,197	8,200	9,799	10,345	10,762	11,284	11,797	12,200	12,565	$12,902
2011		3,252	8,191	9,622	10,186	10,737	11,363	11,993	12,522	12,979
2012			3,069	7,003	8,033	8,591	8,997	9,509	9,924	10,177
2013				5,454	12,541	16,424	19,428	21,536	23,460	25,029
2014					3,663	8,466	9,919	10,623	11,142	11,661
2015						6,825	14,034	16,634	17,203	17,623
2016							8,333	16,379	19,269	20,261
2017								8,459	16,139	17,901
2018									8,417	16,109
2019										11,794

Total										$156,436

Outstanding policy benefits and claims payable before 2010, net of reinsurance										17,737

Total policy benefits and claims, net of reinsurance										$67,139

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The incurred claims and claim adjustment expenses, net, for the 2013 accident year include the acquisition of $15,384,000 of disability policy benefits and claims liabilities from a Receivership.

Claim frequency information consists of the count of unique claims where a benefit has been paid, whether that benefit was paid for one month or multiple months. Any claims where a benefit has not been paid are not in the count. Cumulative claim count information is not a precise tool for calculating claim severity. Changes in reinsurance and other factors, such as those described in Note 1, could impact this type of analysis with regards to our group disability business. The Company does not necessarily use the cumulative number of reported claims disclosed above in its claims analysis but has provided this information to comply with accounting standards.

Unpaid claim liabilities related to our group disability policies is presented at present value. The following is additional information on unpaid claims liabilities presented at present value (in thousands):

	Carrying Value of		Aggregate Amount
	Unpaid Claim Liabilities		of Discount
	December 31,		December 31
	2019	2018	2019	2018

Group disability	$56,756	$57,510	$10,382	$10,764

Discount rates for each of the years ended December 31, 2019 and 2018 ranged from 3% to 6%. Insurance benefits, claims and reserves on the Consolidated Statements of Income for the years ended December 31, 2019 and 2018 include the accretion of interest amounting to $1,524,000 and $1,617,000, respectively.

The following is supplementary information about the average historical claims duration for our group disability business as of December 31, 2019:

Group Disability
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (unaudited)

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
17.6%	20.3%	6.7%	3.1%	2.1%	2.1%	1.6%	0.7%	0.3%	0.1%

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The following table reconciles the above disclosures of undiscounted net incurred and paid claims development for significant short-duration contract liabilities to the liability for policy benefits and claims on the consolidated balance sheet (in thousands).

December 31, 2019

Net outstanding balances:
Specialty Health Segment	$40,511
DBL/PFL	22,774
Group disability	67,139
Other short-duration insurance lines	7,712

Policy benefits and claims, net of reinsurance	138,136

Reinsurance recoverable on unpaid claims:
Specialty Health Segment	1,717
DBL/PFL	664
Group disability	23,322
Other short-duration insurance lines	11,290

Reinsurance recoverable on unpaid claims	36,993

Insurance lines other than short-duration	55
Aggregate discount	(10,382)

Total policy benefit and claims	$164,802

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (203) 358-5030.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President and Chief Financial Officer

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